ASI Entertainment, Inc.
1/12 Candlebark Crt.,  Research,  Victoria,  3095,  Australia
Telephone : +61.3.9437 1028 . E-mail: info@asieinc.com


May 19, 2005


Mr D. R. Humphrey
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., 20549


Dear Mr. Humphrey

Re:	Commission File Number: 0-27881

In response to your letter dated May 9, 2005, we respond as follows:

We understand from your comments 1. and 2., that the expensing of costs for development of the G3CARS was correct and that we have mistaken your earlier comments that we should capitalize the development costs retrospectively. The costs incurred in 2004 ($77,074) and 2003 ($42,095) were undertaken to establish technological feasibility, and thus were appropriately expensed under paragraph 3 of SFAS 86. Accordingly, we will not capitalize these development costs. Pursuant to paragraph 5 of SFAS 86, we will capitalize the costs of producing product masters subsequent to February 2005, but will cease capitalizing costs when the G3CARS product is available for general release to customers. Also upon availability of the G3CARS for general release, we will expense maintenance and support costs when related revenue is recognized or when those costs are incurred, whichever comes first.

Please contact me should you have further questions.

Yours sincerely


/s/ Philip Shiels

Philip Shiels
Chief Financial Officer